UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
August 18, 2005

bebe stores, inc.
(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On August 18, 2005, bebe stores, inc. issued a press release announcing its fourth quarter 2005 earnings and quarterly dividend.

The press release relating to the fourth quarter 2005 earnings and quarterly dividend is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

   99.1.   Press Release dated August 18, 2005.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated August 18, 2005

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
      Chief Financial Officer
      bebe stores, inc.
      (415) 715-3900


bebe stores, inc.
Announces Record Fourth Quarter Earnings
Increase of 133% to $0.21 per share
And Quarterly Dividend


BRISBANE, CALIF. – August 18, 2005 – bebe stores, inc. (Nasdaq:BEBE) today announced unaudited financial results for the fourth quarter ended July 2, 2005 and that its Board of Directors has voted to approve the quarterly cash dividend, of $0.04 per share, which will be paid on September 30, 2005 to shareholders of record as of September 19, 2005.

Net sales for the fourth quarter of fiscal 2005 were $136.9 million, up 47.0% from $93.1 million reported for the fourth quarter a year ago. As previously reported, same store sales for the quarter increased 34.2% compared to an increase of 9.0% in the prior year.

Gross profit as a percentage of net sales increased to 51.0% in the fourth quarter of fiscal 2005, compared to 47.0% in the fourth quarter of fiscal 2004. The increase in gross profit as a percentage of net sales from the prior year of 4.0% was primarily the result of favorable occupancy leverage as a result of higher comparable store sales.

SG&A expenses for the fourth quarter of fiscal 2005 were $40.4 million, or 29.5% of net sales, compared to $30.2 million, or 32.4% of net sales for the same period of the prior year. The decrease in SG&A expenses as a percent of sales is primarily due to increased leverage on compensation and fixed expenses as a result of higher comparable store sales, and reduced legal expenses.

Net earnings for the fourth quarter increased 132.1% to $19.5 million, compared to $8.4 million for the same period of the prior year. Diluted earnings per share for the fourth quarter increased 133.3% to $0.21 based on 94.9 million weighted average shares outstanding versus $0.09 based on 90.3 million weighted average shares outstanding in the same period of the prior year.

Net sales for the year-to-date period ended July 2, 2005 were $509.5 million, up 36.9% from $372.3 million reported for the year-to-date period ended June 30, 2004. As previously reported, same store sales for the year-to-date period beginning July 1, 2004 and ending July 2, 2005 increased 25.7% compared to an increase of 9.5% for the year-to-date period beginning July 1, 2003 and ending June 30, 2004.

Net earnings for the year-to-date period ended July 2, 2005 were $66.3 million, an increase of 96.2% from $33.8 million for the year-to-date period ended June 30, 2004. Diluted earnings per share for the year-to-date period ended July 2, 2005 were $0.71 based on 93.5 million weighted average shares outstanding compared to $0.38 based on 89.4 million weighted average shares outstanding for the year-to-date period ended June 30, 2004. As previously announced, fiscal 2005 results include the $0.02 per share impact of the lease accounting charge.

During the fiscal year ended July 2, 2005, the Company opened twenty-one stores, including eleven bebe stores and ten BEBE SPORT stores and closed six stores, including two bebe stores, three BEBE SPORT stores and one outlet store. For fiscal year 2005, the Company's capital expenditures were approximately $25 million.

"The fourth quarter and fiscal year were truly amazing with comparable store sales increasing 34% and 26%, respectively. For the full year, sales increased 37% to an impressive $510 million and our operating profit increased to 20% from 14% in the prior year. We are pleased with our customer's response to our offering of attainable luxury as we continue to elevate the brand," said Greg Scott, bebe's Chief Executive Officer.

For the first quarter of fiscal 2006, the Company currently anticipates comparable store sales to be in the positive low twenties range and diluted earnings per share in the range of $0.14 to $0.17 per share based on 95.3 million weighted average shares outstanding, versus $0.13 based on 90.0 million weighted average shares outstanding in the first quarter of fiscal 2005. Fiscal 2006 expected results exclude the impact of the recent accounting change requiring the expensing of stock based compensation beginning with the first quarter of fiscal 2006.

For the first quarter of fiscal 2006, the Company is currently planning finished goods inventory on a per square foot basis to be approximately 10% to 15% higher than the first quarter of fiscal 2005.

For fiscal 2006, the Company anticipates opening thirty-five stores, expanding or renovating seventeen existing stores and closing four stores resulting in an approximate square footage growth of 15%. The number of planned new stores includes twenty bebe stores, twelve BEBE SPORT stores and three bebe outlet stores. Total capital expenditures for the year will be approximately $33 million which will include capital expenditures for new stores, store expansions and renovations, information technology systems and office improvements.

bebe stores, inc. will host a conference call today, August 18, 2005 at 1:30 P.M. Pacific Time to discuss fourth quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "7708582". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, BEBE SPORT and bebe O brand names. bebe currently operates 213 stores, of which 165 are bebe stores, 31 are BEBE SPORT stores and 17 are bebe outlet stores. These stores are located in the United

States, Puerto Rico and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release, other than the historical financial information, contain forward-looking statements, such as our estimates of first quarter fiscal 2006 financial results, that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, loss of key personnel, difficulties in manufacturing, disruption of supply or adverse economic conditions, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.


bebe stores, inc.
SELECTED BALANCE SHEET DATA
(UNAUDITED)
(Dollars in thousands)


	July 2, 2005		June 30, 2004	
Assets				
Cash and equivalents	$	27,072	$	26,055
Short-term marketable securities		241,604		160,200
Inventories, net		31,785		25,538
Total current assets		320,237		222,284
Property and equipment, net		77,753		62,355
Long-term marketable securities		2,000		7,875
Total assets	$	407,765	$	296,736
Liabilities and Shareholders' Equity				
Total current liabilities	$	44,109	$	34,120
Total liabilities		74,522		52,316
Total shareholders' equity		333,243		244,420
Total liabilities and shareholders' equity	$	407,765	$	296,736

bebe stores, inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands except per share data and store statistics)

	For the Quarters Ended				For the Year-to-Date Periods Ended			
	July 2, 2005	%	June 30, 2004	%	July 2, 2005	%	June 30, 2004	%
Net sales	$136,937	100.0	$ 93,054	100.0	$509,527	100.0	$ 372,257	100.0
Cost of sales, including production and occupancy	67,097	49.0	49,331	53.0	256,560	50.4	197,269	53.0
Gross profit	69,840	51.0	43,723	47.0	252,967	49.6	174,988	47.0
Selling, general and administrative expenses	40,432	29.5	30,174	32.4	151,087	29.6	122,278	32.8
Income from operations	29,408	21.5	13,549	14.6	101,880	20.0	52,710	14.2
Interest and other income, net	1,986	1.4	477	0.5	5,013	1.0	1,959	0.5
Earnings before income taxes	31,394	22.9	14,026	15.1	106,893	21.0	54,669	14.7
Provision for income taxes	11,876	8.7	5,652	6.1	40,566	8.0	20,899	5.6
Net earnings	$ 19,518	14.2	$ 8,374	9.0	$ 66,327	13.0	33,770	9.1
Basic earnings per share	$ 0.21		$ 0.10		$ 0.74		$ 0.39	
Diluted earnings per share	$ 0.21		$ 0.09		$ 0.71		$ 0.38	
Basic weighted average shares outstanding	90,835		87,931		89,591		87,334	
Diluted weighted average shares outstanding	94,873		90,260		93,464		89,395	
Number of stores open at beginning of period	206		189		199		180	
Number of stores opened during period	10		10		21		20	
Number of stores expanded/relocated during period*	4		3		9		3	
Number of stores closed during period	2		0		6		1	
Number of stores open at end of period	214		199		214		199	
Total square footage at end of period (000's)	767		704		767		704	

*Expanded/Relocated stores are excluded from comparable store sales for the first year following expansion/relocation.